Exhibit 99.1

Scotiabank Receives Approval to Repurchase Up to 15 Million of its Common Shares

TORONTO, April 2, 2026 /CNW/ - The Bank of Nova Scotia ("Scotiabank" or the "Bank") (TSX: BNS) (NYSE: BNS) announced today that the Toronto Stock Exchange ("TSX") and the Office of the Superintendent of Financial Institutions ("OSFI") have approved its normal course issuer bid to purchase up to 15 million of its Common Shares (the "New Bid"). This represents approximately 1.2 per cent of the 1,231,433,660 Common Shares issued and outstanding as of March 24, 2026. The Bank intends to terminate its existing normal course issuer bid (the "Existing Bid") on April 6, 2026 and to establish the New Bid.

The Bank's Existing Bid commenced on May 30, 2025 and was scheduled to terminate on May 29, 2026, unless terminated earlier in accordance with its terms. As of April 1, 2026, the Bank has purchased all of the 20 million common shares under its Existing Bid on the TSX as well as alternative Canadian trading systems at an average price of $90.47 per common share for a total amount of $1,809 million. Pursuant to the TSX rules, the common shares purchased under the Existing Bid have been deducted in calculating the maximum number of shares that would be permitted for the New Bid, which is greater than the 15 million common shares that were approved.

The proposed New Bid will allow the Bank to purchase its Common Shares at market prices, which provides added flexibility for the Bank to manage its capital position, offset options exercise dilution and generate shareholder value.

Purchases under the New Bid may commence on April 7, 2026, and will terminate on April 6, 2027, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases under the New Bid will be made on the open market by Scotiabank through the facilities of the TSX, the New York Stock Exchange and other designated exchanges or alternative Canadian trading systems. The price that Scotiabank will pay for any such Common Shares pursuant to the New Bid will be the market price of such Common Shares at the time of acquisition. Purchases may also be made through other means permitted by the TSX and applicable securities laws, including by private agreements or under specific share repurchase programs pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

Based on the average daily trading volume of 4,456,008 Common Shares during the last six calendar months on the TSX, daily purchases will be limited to 1,114,002 Common Shares, other than block purchase exceptions. Common Shares purchased under the bid will be cancelled.

Scotiabank will establish an automatic repurchase plan on April 7, 2026, under which its broker, Scotia Capital Inc., may periodically purchase its Common Shares pursuant to the New Bid within a defined set of criteria. The actual number of Common Shares purchased under the automatic repurchase plan, the timing of purchases and the price at which the Common Shares are bought will depend upon future market conditions.

About Scotiabank
Scotiabank's vision is to be our clients' most trusted financial partner and deliver sustainable, profitable growth. Guided by our purpose: "for every future," we help our clients, their families and their communities achieve success through a broad range of advice, products, and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.5 trillion (as at January 31, 2026), Scotiabank is one of the largest banks in North America by assets, and trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

Forward-looking Statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2025 Annual Report under the headings "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "aim," "achieve," "foresee," "forecast," "anticipate," "intend," "estimate," "outlook," "seek," "schedule," "plan," "goal," "strive," "target," "project," "commit," "objective," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would," "might," "can" and "could" and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank's use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank's ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank's information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank's business, results of operations, financial condition and prospects; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results, for more information, please see the "Risk Management" section of the Bank's 2025 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings "Outlook", as updated by quarterly reports. The "Outlook" and "2026 Priorities" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov.

For further information, please contact: Investor Relations, investor.relations@scotiabank.com; For media inquiries only: Lana Gogas, Global Communications, lana.gogas@scotiabank.com